Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

Website Content

24 September 2013

Legal Disclaimer / Safe Harbor

This web site has been prepared solely for the purpose of providing information regarding the proposed business combination (the “Business Combination”) between Applied Materials (“Applied Materials”) and Tokyo Electron (“Tokyo Electron”). No representation is made as to the completeness or accuracy of the information on this web site. Applied Materials files annual, quarterly and current reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may access and read its SEC filings through the SEC’s Internet site at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Statements on or accessible through this web site include forward-looking statements, including but not limited to those regarding the proposed Business Combination and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”), Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

NO OFFER OR SOLICITATION

The information on or accessible through this web site is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95052-8039, Attn: Investor Relations Department, by telephone at (408)748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.Applied Materials.com.

PARTICIPANTS IN THE SOLICITATION

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95052-8039, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.Applied Materials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

Home Page

About Us

Applied Materials and Tokyo Electron are joining together to create a global innovator for the Semiconductor and Display industries. This combination brings together complementary leading technologies and products to create an expanded set of capabilities in precision materials engineering and patterning.

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A New Global Innovator

The combination will accelerate our momentum for profitable growth, increase the value we can deliver to shareholders, and create great opportunities for our employees.

A bold step forward that will benefit our customers in the near term and for the next 50 years

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Greater Value for our Customers

Gary Dickerson, President and CEO of Applied Materials, and Tetsuro Higashi, Chairman, President and CEO of Tokyo Electron, together in Tokyo, Japan for the announcement

Solving our customers’ high-value problems better, faster and at lower cost

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Supporting our Communities

We are equally committed to continuing to support the local communities in which we live and work, and running our businesses in an environmentally responsible manner.

Shared history of strong corporate citizenship

About Us

The combined organization is intended to accelerate the existing strategic visions of Applied Materials and Tokyo Electron and increase our opportunity to enable major, future technology inflections and advance customers’ roadmaps in both semiconductor and display.

Applied Materials Overview

Applied Materials (NASDAQ: AMAT) is a global provider of innovative equipment, services and software to enable the manufacture of advanced semiconductor, flat panel display (FPD) and solar photovoltaic (PV) products.

Applied Materials operates in four reportable segments:

Silicon Systems

Display

Energy and Environmental Solutions

Applied Global Services

Read the company’s corporate fact sheet.

Applied Materials Leadership

Executive Team

Michael R. Splinter

Executive Chairman of the Board of Directors

Mike Splinter is executive chairman of the board of directors for Applied Materials. He was named president and chief executive officer and a member of its board of directors in 2003 and became chairman of the board in 2009. Mr. Splinter is a 40-year veteran of the semiconductor industry and led Applied Materials to record revenue and profits during his decade-long tenure as CEO. He is the recipient of the Semiconductor Industry Association’s 2013 Robert N. Noyce Award for his outstanding achievements and leadership in support of the semiconductor industry.

Mr. Splinter serves on a number of influential business and industry boards and councils, including the U.S. - India CEO Forum and the Council on Competitiveness. He serves on the boards of the NASDAQ OMX Group, Semiconductor Equipment and Materials International (SEMI) and Pica8, Inc. Mr. Splinter is committed to education and sits on the board of the University of Wisconsin Foundation.

Prior to joining Applied Materials, Mr. Splinter spent 20 years at Intel Corporation where he held a number of positions including executive vice president and director of Sales and Marketing and executive vice president and general manager of the Technology and Manufacturing Group. Mr. Splinter began his career at Rockwell International in the firm’s Electronics Research Center, where he became manager of the company’s Semiconductor Fabrication Operations and was awarded two patents. Author of numerous papers and articles, Mr. Splinter earned both Bachelor of Science and Master of Science degrees in electrical engineering from the University of Wisconsin, Madison.

Gary E. Dickerson

President and Chief Executive Officer

Gary Dickerson was named president of Applied Materials in June 2012 and appointed chief executive officer and a member of the board of directors in September 2013. Mr. Dickerson is a long-time industry leader with more than 30 years of semiconductor experience and a strong track record of delivering profitable growth and gaining market share while achieving recognition for outstanding customer satisfaction.

He served for seven years as CEO of Varian Semiconductor Equipment Associates, Inc., until its acquisition by Applied Materials in 2011, and spent 18 years at KLA-Tencor Corporation where he held a variety of operations and product development roles before serving as president and chief operating officer. He began his semiconductor career in manufacturing and engineering management at General Motors’ Delco Electronics Division and AT&T Technologies.

Mr. Dickerson holds a bachelor of science degree in engineering management from the University of Missouri, Rolla and an MBA degree from the University of Missouri, Kansas City.

Bob Halliday

Senior Vice President, Chief Financial Officer

Bob Halliday was named senior vice president and chief financial officer of Applied Materials in February 2013. He previously was executive vice president and chief financial officer of Varian Semiconductor Equipment Associates prior to Applied Materials’s acquisition of the company in November 2011. During his tenure, Varian achieved record financial and stock performance and he was named a top CFO by Institutional Investor magazine.

Since the acquisition of Varian, Mr. Halliday served as general manager of the implant business unit within Applied Materials’s Silicon Systems Group. He previously worked at Ionics, Inc., a manufacturer of water treatment capital equipment, where he served as chief operating officer and chief financial officer.

Mr. Halliday earned master of business administration and bachelor of science degrees from the Wharton School of the University of Pennsylvania and has been a Certified Public Accountant.

Randhir Thakur, Ph.D.

Executive Vice President, General Manager, Silicon Systems Group

Dr. Randhir Thakur is executive vice president and general manager of the Silicon Systems Group (SSG) at Applied Materials. He is focused on strengthening and extending the company’s leadership in its core wafer fabrication equipment markets through organic and inorganic growth, achieving outstanding financial results and improving operational efficiency. Under his direction, SSG has gained momentum in multiple business units and completed mergers with Semitool and Varian.

Dr. Thakur rejoined the company in May 2008 as senior vice president and headed the Display and Solar divisions before moving to SSG. He previously was executive vice president of Technology, Fabs, Backend Manufacturing and Worldwide Operations at SanDisk Corporation. He earlier held executive roles within various semiconductor product groups at Applied Materials.

Dr. Thakur serves on the Board of Directors for Marvell Semiconductor. He holds more than 300 patents and in 2013 was named an IEEE Fellow for his groundbreaking leadership in development and implementation of single-wafer technology in semiconductor manufacturing.

He received a bachelor of science degree with honors in electronics and telecommunications engineering from the Regional Engineering College, Kurukshetra, India. He received a master of science degree in electrical engineering from the University of Saskatchewan, Canada, and a Ph.D. in electrical engineering from the University of Oklahoma.

Mary Humiston

Senior Vice President, Human Resources, Communications and Public Affairs

As senior vice president of Human Resources, Communications and Public Affairs for Applied Materials, Mary Humiston is responsible for the company’s talent and reputation. As the head of

Human Resources, she is enabling the organization, culture and talent necessary for the company to maintain its industry leadership now and in the future. Ms. Humiston and her team are executing business-critical talent attraction and retention strategies to drive employee engagement and enable Applied Materials’s businesses to best support their customers. Under her leadership, her team is delivering innovative new tools, technology and metrics for strategic workforce management and to enhance the manager and employee experience. Through Communications and Public Affairs, she is responsible for enhancing the competitiveness of Applied Materials by building a strong reputation among customers, government and other stakeholders in communities where the company operates around the world. In addition, Ms. Humiston leads the Company’s regional organizations in Europe and Asia to ensure alignment globally in support of Applied Materials’s strategy to deliver profitable growth.

During her career, Ms. Humiston has led a number of HR functions in global high technology organizations. She joined Applied Materials in June 2008 and has led the Global HR function since June 2009. She previously was vice president of HR at Honeywell International and held executive positions with PeoplePC (now Earthlink), Gap Inc. and General Electric.

Ms. Humiston has received several industry honors while at Applied Materials, including the “Most Powerful and Influential Women of California” Award from the California Diversity Council, the “HR Top 10 Breakaway Leader Award” from Evanta, and Silicon Valley Business Journal’s “2011 Women of Influence” Award. Under her leadership, Applied Materials was recognized among Computerworld’s “100 Best Places to Work in Information Technology” for three consecutive years.

Ms. Humiston is from upstate New York and has lived in both Asia and Europe. She earned a bachelor of science degree in psychology from Siena College and an MBA degree from the Rensselaer Polytechnic Institute (RPI). She serves on the board of directors for Second Harvest Food Bank of Northern California.

Thomas F. Larkins

Senior Vice President, General Counsel and Corporate Secretary

Mr. Larkins was named senior vice president, general counsel and corporate secretary for Applied Materials in November 2012. He is responsible for all legal affairs, worldwide intellectual property and global security and brings to Applied Materials a wealth of experience in mergers and acquisitions, global commercial transactions and operations, corporate finance, securities and corporate governance.

Prior to joining Applied Materials, Mr. Larkins served as vice president, corporate secretary and deputy general counsel of Honeywell International Inc., a diversified global technology and manufacturing leader, from September 2002 to November 2012. His areas of responsibility included corporate governance, public reporting, mergers and acquisitions, corporate finance, real estate and procurement. He joined Honeywell (formerly AlliedSignal) in 1997 and served in various positions, including vice president and general counsel of its Automation and Control Solutions business segment.

Prior to joining Honeywell, Mr. Larkins served as senior vice president, chief administrative officer and general counsel of L.A. Gear from 1994 to 1997. Before that, he was in private practice (mergers and acquisitions, securities and general corporate) in Los Angeles for seven years, most recently at Fried, Frank, Harris, Shriver & Jacobson.

Mr. Larkins received his undergraduate degree from Stanford University and his J.D. from the University of Southern California.

Omkaram (Om) Nalamasu, Ph.D

Senior Vice President, Chief Technology Officer

Dr. Omkaram (Om) Nalamasu is senior vice president and chief technology officer (CTO) for Applied Materials. He brings extensive experience and passion to the role of CTO, where he is leading the development of new product pipelines, securing government funding for key strategic projects and building a world-class team to maintain Applied Materials’s technology leadership in the industries it serves and enable growth into new markets. Mr. Nalamasu is also the head of Applied Ventures, the venture capital fund of Applied Materials, overseeing the financial and strategic investments in early and growth-stage privately held companies.

A world-renowned expert in materials science and technology and one of our industry’s respected forward thinkers, Dr. Nalamasu has championed a renewed focus on the company’s innovation culture through various internal development programs and open innovation methods. He has strengthened Applied Materials’s strategic relationships with universities and research institutes around the world including IIT Bombay.

Dr. Nalamasu joined Applied Materials in 2006, after serving as vice president of research at Rensselaer Polytechnic Institute (RPI). He has held key research and development leadership positions at AT&T Bell Laboratories, Bell Laboratories/Lucent Technologies, and Agere Systems, Inc., and was director of Bell Laboratories’ Nanofabrication Research Laboratory, MEMS and Waveguides Research, and Condensed Matter Physics organizations.

His research interests include nanomanufacturing, nanopatterning, electronic and photonic materials, and lithography, with special emphasis on applying patterning and materials know-how for device fabrication for electronics, photonics and energy applications.

Dr. Nalamasu has made seminal contributions to the fields of optical lithography and polymeric materials science and technology. He has received numerous awards, authored more than 180 papers, review articles and books, and holds more than 35 patents.

Dr. Nalamasu is a member of the board of directors of Semiconductor Research Corporation and The Tech Museum, and serves on the National Academies Panel on Materials Science and Engineering. He sits on several technical advisory boards and university advisory committees, and received his Ph.D. from the University of British Columbia, Vancouver, Canada.

Jay Kerley

Group Vice President, Chief Information Officer

Jay Kerley joined Applied Materials in 2006 and has been chief information officer (CIO) since 2010. He was promoted to group vice president in July 2013 and is responsible for providing a long-term technology vision that supports the company’s strategies and operating requirements. He leads the Global Information Services (GIS) organization to enable worldwide business solutions and infrastructure that support the company’s market needs. Additionally, he is an external advocate of GIS and promotes awareness of end-user technology trends that link to Applied Materials’s strategic capabilities.

Mr. Kerley has more than 20 years of industry experience across business verticals including pharmaceutical R&D, global logistics and high-tech, leading IT transformation and globalization. Under his executive leadership, he and his teams have been recognized for IT leadership in Computerworld’s “100 Best Places to Work in IT” (five years running) and “Premier 100 IT Leaders,” the “InformationWeek 500” and CIO’s “100 Business Technology Leaders.”

Charlie Pappis

Group Vice President, General Manager

Charlie Pappis is group vice president and general manager of Applied Materials Global Services (AGS), Applied Materials’s service business supporting customers in the semiconductor, display and solar industries. In this role, Mr. Pappis leads an organization that develops and delivers a broad portfolio of products and services that enhance nanomanufacturing efficiencies to enable Applied Materials’s customers to achieve the highest returns from their factories. Mr. Pappis has been with AGS since 2005 serving in a variety of executive management roles.

Mr. Pappis is an expert in the field of product and customer support, with more than 25 years of experience. He first joined Applied Materials in 1986 as a process engineer for the Company’s Etch division and has since held various management positions, including several major account general manager positions between 1998 and 2005.

Mr. Pappis received a bachelor of science degree in materials science from the Worcester Polytechnic Institute in 1983, and attended the Stanford/AEA Executive MBA program in 1994.

Ali Salehpour

Senior Vice President, General Manager, Applied Global Services and Growth Markets

Ali Salehpour is senior vice president and general manager for Applied Global Services (AGS) and Growth Markets at Applied Materials, Inc. He leads the company’s services business supporting customers in all of Applied Materials’s market segments. In addition, Mr. Salehpour is responsible for the Display and Solar business groups, driving Applied Materials’s roadmap for the flat panel display industry to reshape the future of the screen through touch panels, flexible substrates and OLED, and developing technology that boosts solar factory productivity and cell efficiency.

Mr. Salehpour has more than 25 years of industry experience and a successful track record of delivering customer satisfaction, growing market share and new businesses, building high-performance teams, and developing a competitive supply chain. He joined Applied Materials in November 2012 as group vice president and general manager of EES and Display business groups. Prior to this he was senior vice president and general manager for two of KLA-Tencor’s most successful product divisions, and spent ten years with Schlumberger Test Systems (formerly Fairchild Test Systems).

Mr. Salehpour received his bachelor of science degree in electrical engineering and mathematics from California State University at Long Beach.

Board of Directors

Michael R. Splinter

Executive Chairman of the Board of Directors

Gary E. Dickerson

Director

President and Chief Executive Officer

James C. Morgan

Chairman Emeritus

Aart J. de Geus

Director

Chairman of the Board of Directors, Co-Chief Executive Officer, Synopsys, Inc.

Stephen R. Forrest

Director

Vice President for Research, University of Michigan

Thomas J. Iannotti

Director

Senior Vice President and General Manager, Enterprise Services, Hewlett-Packard Company (retired)

Susan M. James

Director

Partner, Ernst & Young (retired)

Alexander A. Karsner

Director

Chief Executive Officer, Manifest Energy LLC

Gerhard H. Parker

Director

Executive Vice President, New Business Group, Intel Corporation (retired)

Dennis D. Powell

Director

Executive Vice President, Chief Financial Officer, Cisco Systems, Inc. (retired)

Willem P. Roelandts

Director

Chairman of the Board of Directors, President and Chief Executive Officer, Xilinx, Inc. (retired)

James E. Rogers

Director

Chairman of the Board of Directors, Duke Energy

Robert H. Swan

Director

Senior Vice President, Finance and Chief Financial Officer, eBay, Inc.

Tokyo Electron Overview

Tokyo Electron (Tokyo Stock Exchange: 8035) is a global provider of innovative semiconductor, flat panel display (FPD) and photovoltaic (PV) panel production equipment worldwide, along with technical support and service.

Tokyo Electron’s main product areas include:

Semiconductor Production Equipment

FPD / PV Production Equipment

Electronic Components and Computer Networks

Read the company’s corporate fact sheet.

Tokyo Electron Leadership

Executive Team

Tetsuro Higashi

Chairman, President & CEO

Tetsuro (Terry) Higashi serves as the Chairman of the Board at Tokyo Electron Limited. He joined the company in 1977, having served as the President & CEO since 1996. He has been in a variety of senior management positions, such as Director roles in sales and product management, General Manager of a major division, and Managing Director of the company.

Mr. Higashi received an undergraduate degree in the Department of Social Science, Faculty of General Education from International Christian University, Mitaka City, Tokyo, Japan and a masters degree in Social Science from Tokyo Metropolitan University, Hachioji City, Tokyo, Japan. He majored in Philosophy and Economics at University and History of Trade Structure between U.S., Japan and China in 20th Century at Graduate School.

Higashi also served as Chairman of SEAJ (Semiconductor Equipment Association of Japan)

from May of 2005 to May of 2011, and currently serves as its Vice Chairman. In addition, he has served on the board of directors of SEMI (Semiconductor Equipment and Materials International). He was the Chairman of SEMI from July of 2004 to July of 2005.

Tetsuo Tsuneishi

Vice Chairman

Assistant to the CEO, Corporate Strategy, IR

Tetsuo (Tom) Tsuneishi - born in Japan in 1952 - was appointed Vice Chairman of the

Board of Tokyo Electron Limited (TEL) in June of 2003. He has been employed at TEL for over 37 years, serving in a variety of senior management positions, including General Manager of Overseas Operations and the SPE Division, Director and Senior Managing Director as well as Executive Vice President of the company.

Prior to joining TEL, Mr. Tsuneishi graduated from Osaka University’s Department of Electronics / Communications Engineering.

Mr. Tsuneishi also has served on the Board of Directors at SEMI (Semiconductor Equipment and Materials International) since July of 2010.

Hirofumi Kitayama

Senior Executive Vice President

Production and Technology, System Development Division, IT, General Manager, Production Division (Quality)

Education:

Mar. 1977 Graduated from Kagoshima University, Engineering Education, Department of Mechanical System Engineering

Career Record:

Dec. 1983 Joined TEL-Thermco Engineering Co., Ltd.

Feb. 2005 President and Representative Director, Tokyo Electron AT Limited

Apr. 2006 President and Representative Director, Tokyo Electron Tohoku Limited

Vice President & General Manager, Tokyo Electron Limited

Jun. 2007 Corporate Director, Tokyo Electron Limited

Apr. 2009 Executive Vice President, Tokyo Electron Limited

Jul. 2010 President and CEO, Tokyo Electron Miyagi Limited

Jun. 2011 Representative Director and Executive Vice President, Tokyo Electron Limited

Jun. 2013 Senior Executive Vice President

(Significant concurrent posts)

Chairman of the Board, Tokyo Electron Tohoku Limited

Chairman & CEO, Tokyo Electron (Kunshan) Limited

Kenji Washino

Executive Vice President

Corporate Development Division, ATS/FPD/PVE

Education:

1984 Graduated from Sophia University

Career Record:

1984 Joined Tokyo Electron Limited

2003 VP & General Manager, Cleaning Systems BU

2005	VP & General Manager, Single Wafer Deposition BU
2006	Deputy General Manager, SPE-2 Division
VP & General Manager, Single Wafer Deposition BU
2007	Corporate Director (present post)
Senior Vice President & Deputy General Manager
SPE-2 Division and General Manager, Single Wafer Deposition BU
2009	Executive Vice President (present post)
General Manager, SPE Business Strategy Division
2013	Executive Vice President
Corporate Development Division, ATS/FPD/PVE (present post)

Hikaru Ito

Executive Vice President

SPE, Senior General Manager, SPE Sales Division & General Manager, ESBU

Education:

March 1984 Graduate from Musashi Institute Technology (Renamed as Tokyo City University), Faculty of Engineering

Career Record:

April 1984	Joined Tokyo Electron Limited
June 2001	Manager, Clean Track Business Unit, Tokyo Electron America, Inc
April 2003	Vice President & General Manager, Clean Track Business Unit
April 2006	Vice President & Deputy General Manager, SPE-1 Division
June 2007	Corporate Director (present post)
Senior Vice President and Deputy General Manager, SPE-2 Division and General Manager, Etch Systems Business Unit
April 2009	Executive Vice President (present post)
General Manager, SPE Divison
April 2011	SPE Senior General Manager (present post)
SPE Sales Division General Manager (present post)
SPE Sales Division, North America and Europe Sales
April 2013	General Manager, Etch Systems Business Unit (present post)

Takashi Ito

Senior Vice President

General Manager, PVE

Education:

Graduated March 1983 School of Social Science, Waseda University

Career Record:

April 1983 Entering Tokyo Electron Limited

April 1999 Director of Etch Systems Dept.

April 2003 Vice President &

General Manager of Etch Systems B.U.

June 2007 Senior Vice President & General Manager of Clean Track B.U.

October 2008 Senior Vice President & General Manager of PVE Division

April 2009 Senior Vice President & General Manager of PVE Division & Director of PVE New Product Promotion Dept.

June 2010 Senior Vice President & General Manager of PVE Division

April 2012 Senior Vice President & General Manager of PVE Division & Director of PVE Business Integration Dept.

November 2012 Board of directors TEL Solar AG

Chiaki Yamaguchi

Senior Vice President

General Manager, SPE Sales Division

Education:

March 1976 Graduate from Sophia University

Career Record:

April.1976 Joined Daiya Electronics Corporation

June.1978 Retired from Daiya Electronics Corporation

July 1978 Joined Tokyo Electron Limited

October 1992 Director, Clean Track Business Unit

September 1999 Director, Business Development & Account Management, Asia

August 2002 General Manager, Business Development & Account Management, Taiwan

April.2003 VP & General Manager, Business Development & Account Management, Asia

April.2006 VP & General Manager, Sales & Services, Asia

April.2009 VP & Sales Manager, Sales & Services Division

October. 2009, SVP, Deputy General Manager, SPE Division (Area & Customer)

August.2010, SVP , General Manager, SPE Sales Division

Gishi Chung

Senior Vice President

General Manager, SPE Marketing & Process Development Division

Education:

Graduated 1986 Ph.D. Engineering Study, Kyushu University,

Career Record:

Nov 1998 Entering Tokyo Electron Limited

May 2003 Tokyo Electron AT Limited, SDBU

Project Leader of F Project

May 2004 Tokyo Electron AT Limited, General Manager

Oct 2006 Tokyo Electron AT Limited, Vice President

Apr 2008 Tokyo Electron AT Limited

Senior Vice President, SDBU and SPE Development Division

Oct 2008 Tokyo Electron Limited

Development & Production Division, Process Technology

Apr 2010 Tokyo Electron Limited

Vice President

TEL Technology Center, America, LLC

Chairman of the Board

Apr 2011 Tokyo Electron Miyagi Limited

Executive Vice President, Development Division

Shigetoshi Hosaka

Senior Vice President

General Manager, Corporate Development Division

Education:

1978 Received BS in Applied Physics from School of Science Department, Tokyo Institute of Technology and joined a car manufacturer as a member of the Research and Development Department

1985 Joined Tokyo Electron as a member of the Wafer Prober Development Department

1988 Joined Single Wafer Metal CVD System Development Department, especially contributed to the development of MB2 Single Wafer W/WSix-CVD System

1995 A project leader for development of Single Wafer Metal CVD Systems and engaged in Ti/TiN and other metal CVD systems

2001 Senior Director of the Single Wafer Metal CVD System Development Division

2003 Director of Technology Development Center

2005 VP & General Manager of Technology Development Center and Development Planning Department

2007 VP & General Manager, Technology Development Center, Development Planning Dept, Leading-edge Process Development Center

Director, Technology Development Center

Director, Development Planning Dept.

2009 VP & General Manager, Corporate Development, Development Division

Director, Technology Development Center

Director, Development Planning Dept.

2010 VP & General Manager, Corporate Development Division

Director, Technology Development Center

Director, Development Planning Dept.

2011 SVP & General Manager, Corporate Development Division

Director, Technology Development Center

2012 SVP & General Manager, Corporate Development Division

Director, TEL Technology Center Tsukuba

Director, Technology Development Center

Board of Directors

Tetsuro Higashi

Representative Director,

Chairman, President & CEO

Tetsuo Tsuneishi

Vice Chairman

Hirofumi Kitayama

Representative Director,

Senior Executive Vice President

Kiyoshi Sato

Corporate Director

Kenji Washino

Corporate Director

Hikaru Ito

Corporate Director

Takaaki Matsuoka

Corporate Director

Yoshiteru Harada

Corporate Director

Tetsuro Hori

Corporate Director

Hiroshi Inoue

Corporate Director (External)

Chairman & Representative Director, Tokyo Broadcasting System Holdings, Inc.

Masahiro Sakane

Corporate Director (External)

Councilor & Senior Adviser,

Komatsu Ltd.

A Visionary Combination

On September 24, 2013, Applied Materials (NASDAQ: AMAT) and Tokyo Electron (Tokyo Stock Exchange: 8035) announced a definitive agreement to create a global innovator in semiconductor and display manufacturing technology via an all-stock combination which values the new company at approximately $29 billion (¥2.8 trillion). This combination, which has been unanimously approved by the Boards of Directors of both companies, brings together complementary leading technologies and products to create an expanded set of capabilities in precision materials engineering and patterning that are strategically important for customers.

Strategic Rationale

•	In an historic move, Applied Materials and Tokyo Electron are joining together to create a new global innovator for the semiconductor and display industries.

•	By bringing together our complementary leading technologies and products, we will create an expanded set of capabilities in Precision Materials Engineering and Patterning to solve our customers’ high-value problems better, faster and at lower cost.

•	Together we will accelerate development of breakthrough products to address future technology inflections and create greater value for our shareholders, customers and employees.

•	This combination is a bold step forward that will benefit our customers in the near team and for the next 50 years, and we are confident we can execute together to achieve its strategic and financial vision.

•	The combined organization will accelerate the existing strategic visions of Applied Materials and Tokyo Electron and increase our opportunity to enable major future technology inflections and advance customers’ roadmaps in both semiconductor and display.

•	The combination will accelerate our momentum for profitable growth, increase the value we can deliver to shareholders, and create great opportunities for our employees.

•	We are creating this new company as a merger of equals.

•	For five decades, we have each made significant contributions to the semiconductor industry and we have deep respect for the capabilities that we each bring to this combination.

•	Both companies have a strong heritage of customer service and an enduring commitment to push the boundaries of technology and engineering.

•	We share many common values and we see the world in the same way.

•	We are confident we will execute together to achieve our strategic and financial goals.

Transaction Highlights

•	All stock transaction creating a new company with combined market capitalization of $29 billion (¥2.8 trillion)

•	Targeting $3.0B in stock repurchases to be executed within12 months following the transaction close.

•	Expected to be accretive to EPS exiting the first full fiscal year following transaction close with a strong commitment to returning cash to shareholders.

•	The companies expect the transaction to close in mid to second half of 2014.

•	As a clear signal of the commitment to create a new global enterprise, the company will have a new name, dual headquarters in Tokyo and Santa Clara, a dual listing on the NASDAQ and the Tokyo Stock Exchange, and will be incorporated in The Netherlands.

•	The new company will have a shared leadership team – Tetsuro Higashi will serve as Chairman, Gary Dickerson will serve as Chief Executive Officer, and Bob Halliday of Applied Materials will serve as Chief Financial Officer.

•	Each Tokyo Electron holder will receive 3.25 shares of the new company for every Tokyo Electron share held. Each Applied Materials holder will receive 1 share of the new company for every Applied Materials share held.

•	After the close, Applied Materials holders will own approximately 68% of the new company and Tokyo Electron holders approximately 32%.

•	Expect to achieve $250 million in annualized run-rate operating synergies by the end of the first year and $500 million in run-rate operating synergies realized in the third full fiscal year

•	In addition, the new company expects to realize meaningful savings as a result of the new corporate structure.

Stakeholder Benefits

This strategic combination will benefit customers, employees and investors for years to come

Customers

•	Complementary strengths will enhance our ability to solve customers’ high-value problems better, faster and at lower cost

•	Expanded set of capabilities in precision materials engineering and patterning

•	With more than 26,000 patents combined, the new company will have the industry’s broadest bench of technical talent and nearly 100 years of experience

•	An installed base of ~87,000 systems around the world represents a significant opportunity to develop and deliver value-added services

Employees

•	Opportunity to be a part of a bold and historic step forward for our industry

•	Expanded career opportunities at a growing company

•	Ability to be part of the best and broadest technical community in the industry, with huge potential for new technical collaboration

•	Shared leadership team and dual headquarters to ensure a successful integration

Investors

•	A strategically and financially stronger global innovator in the semiconductor equipment industry

•	Acceleration of the existing strategic visions of Applied Materials and Tokyo Electron

•	Expect to achieve $250 million in annualized run-rate operating synergies by the end of the first year and $500 million in run-rate operating synergies realized in the third full fiscal year

•	Targeting $3.0B in stock repurchases to be executed within 12 months following the close.

Customers

Applied Materials and Tokyo Electron share a passion to innovate at the leading edge and to work with customers to solve their toughest challenges. Materials innovation is the most significant lever for our customers to drive cost-effective performance gains in mobile chips and display. By bringing together our complementary leading technologies and products, we will create an expanded set of capabilities in Precision Materials Engineering and Patterning to solve our customers’ high-value problems better, faster and at lower cost.

This new company will be well-positioned to provide valuable, differentiated device performance and yield solutions enabling the new device architectures and cost-effective scaling that customers need to win.

Together, our companies bring more than 26,000 patents, the industry’s broadest bench of technical talent and nearly 100 years of experience. With a combined installed base of ~87,000 systems around the world, this represents a huge opportunity to build on our strong heritage of customer service and to develop and deliver value-added services.

Investors

The combination of Applied Materials and Tokyo Electron will create a strategically and financially stronger global innovator in the semiconductor and display industry. By bringing together complementary strengths and technologies of Applied Materials and Tokyo Electron, the creation of the new company will create significant opportunities to solve customers’ high value problems better, faster and at lower cost. The two companies have a mutual commitment to increase profitability growth and drive additional value and strong returns for shareholders.

For more information, visit www.appliedmaterials.com/investor-relations or www.tel.com/ir/

Communities

Applied Materials and Tokyo Electron have and will continue to support a shared history of strong corporate citizenship around the world.

We are equally committed to continuing to support the local communities in which we live and work in areas such as education, civic development, the environment, and the arts.

We will continue to run our business operations in a manner that preserves the environment and protects the health and safety of workers, customers and communities.

Our businesses will be managed in an environmentally responsible manner – including setting improvement goals such as carbon reduction objectives. We strive to enable the creation of products that improve the way people live.

Contact Us

Applied Materials

Media –

Kevin Winston

Tel: 408.235.4498

Mobile: 408.839.9246

Email: kevin_winston@amat.com

Ricky Gradwohl

Tel: 408.235.4676

Mobile: 408.666.8948

Email: ricky_gradwohl@amat.com

Connie Duncan

Tel: 408.563.6209

Mobile: 408.332.0541

Email: connie_duncan@amat.com

Investors –

Michael Sullivan

Tel: 408.748.5227

Email: michael_sullivan@amat.com

Tokyo Electron

Media –

PR group

telpr@tel.com

Investors –

Investor Relations Dept.

telir@tel.com

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ATTENTION: PLEASE READ THESE TERMS AND CONDITIONS CAREFULLY BEFORE USING THIS WEB SITE OR ANY OF THE MATERIALS STORED AND/OR MADE AVAILABLE ON THIS WEBSITE. IF YOU DO NOT AGREE TO THESE TERMS CONDITIONS, PLEASE DO NOT USE THE WEBSITE OR ANY OF SUCH MATERIALS.

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers

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Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

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